Mail Stop 6010

March 5, 2009

A.J. Kazimi
Chairman and Chief Executive Officer
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

> **Re: Cumberland Pharmaceuticals Inc.**
> **Amendment No. 15 to Registration Statement on Form S-1/A**
> **Filed February 18, 2009**
> **File No. 333-142535**

Dear Mr. Kazimi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you intend to request confidential treatment for portions of exhibit 10.16, the Third Amended and Restated Loan Agreement with Bank of America. Please file your confidential treatment request as soon as possible. We will not be in a position to declare your registration statement effective until the confidential treatment request has been reviewed and any issues have been resolved.

Management

Officers and Directors, page 66

2. Please refer to the first sentence of this subsection, which reads "[t]he following table sets forth the names and ages of our directors, executive officers and key managers as of January 31, 2008." Please update your table to a more recent date.

Compensation

Compensation Discussion and Analysis, page 75

Our executive compensation programs, page 76

3. We note your statement on page 76, "[i]n 2009, adjustments to our executive officers' total compensation were made based on an analysis of current market pay levels of peer companies and in published surveys." To the extent you used peer companies and surveys and engaged in bench marking to determine executive salaries in 2008, please identify the peer companies and surveys you used. If you did not engage in bench marking, please explain how you used the data from the peer companies and surveys to determine salaries.

4. We note your disclosure on pages 76 through 78 relating to long term equity compensation, the 1999 Stock Option Plan, the 2007 Long Term Incentive Compensation Plan and discretionary bonuses. Your discussion does not provide a sufficient analysis. Please revise the discussion to provide the Board's analysis in determining the amount of equity incentives and cash bonuses. To the extent the Board identified any corporate and/or individual goals, targets, or thresholds these items should be identified and described. The discussion should clarify which goals, if any, were met and how this information was used to determine awards to each named executive officer.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Martin S. Brown, Esq.
        Adams and Reese LLP
        424 Church Street, Suite 2800
        Nashville, Tennessee 37219